UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April, 2012	Commission File Number: 001-35393

PRETIUM RESOURCES INC.

(Name of registrant)

570 Granville Street, Suite 1600
Vancouver, British Columbia
Canada V6C 3P1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Enclosed:

Material Change Report

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. #1600 – 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change April 3, 2012
Item 3	News Release The news release dated April 3, 2012 was disseminated through Marketwire’s Canadian and U.S. timely Disclosure, plus United Kingdom, and filed on SEDAR on April 3, 2012.
Item 4
Summary of Material Change

The Company reports a high-grade Mineral Resource estimate for the Valley of the Kings and West Zone of its wholly-owned Brucejack Project located in northern British Columbia.  The resource estimate was completed by Snowden Mining Industry Consultants as part of the feasibility study now underway for the Brucejack Project.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated April 3, 2012.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 3rd day of April, 2012

April 3, 2012	News Release 12-13

High-Grade Gold Mineral Resource Estimate Completed for Brucejack Project

Vancouver, British Columbia April 3, 2012; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm”) is pleased to report a high-grade Mineral Resource estimate for the Valley of the Kings and West Zone of its wholly-owned Brucejack Project located in northern British Columbia.  The resource estimate was completed by Snowden Mining Industry Consultants (“Snowden”) as part of the feasibility study now underway for the Brucejack Project.

Valley of the Kings High-Grade Gold Resources

High-grade gold resources in the Valley of the Kings (5.0 g/t gold-equivalent cut-off) now total:

•	4.9 million ounces of gold in the Indicated Resource category (8.9 million tonnes grading 17.3 grams of gold per tonne); and

•	10.4 million ounces of gold in the Inferred Resource category (12.7 million tonnes grading 25.5 grams of gold per tonne).

Table 1: Valley of the Kings Mineral Resource estimate – April 2012(1)(4)
(Based on a cut-off grade of 5.0 grams of gold-equivalent/tonne)

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold (million oz)	Silver (million oz)
Indicated	8.9	17.3	14.5	4.9	4.1
Inferred(2)	12.7	25.5	11.6	10.4	4.7

(1) Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The Mineral Resources in this news release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.
(2) The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Resources as an Indicated or Measured Mineral Resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category.
(3) Contained metal may differ due to rounding.
(4) The Mineral Resource estimate stated in Table 1 is defined using 5 m by 5 by 5 m blocks in the well drilled portion of West Zone (5 m by 10 m drilling or better) and 10 m by 10 m by 10 m blocks in the remainder of West Zone and in Valley of the Kings.

High-grade Mineral Resources for the West Zone are summarized in Table 2:

Table 2: West Zone Mineral Resource estimate – April 2012(1)(4)
(Based on a cut-off grade of 5.0 grams of gold-equivalent/tonne)

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold (million oz)	Silver (million oz)
Measured	2.4	5.85	347	0.5	26.8
Indicated	2.5	5.86	190	0.5	15.1
M+I	4.9	5.85	267	0.9	41.9
Inferred(2)	4.0	6.44	82	0.8	10.6

(1), (2), (3) and (4) See footnotes to Table 1

Combined high-grade Mineral Resources for the Valley of the Kings and West Zone are summarized in Table 3:

Table 3: Mineral Resource estimate: Valley of the Kings and West Zone – April 2012(1)(4)
(Based on a cut-off grade of 5.0 grams of gold-equivalent/tonne)

	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold (million oz)	Silver (million oz)
Measured Resources
West Zone	2.4	5.85	347	0.5	26.8
Indicated Resources
West Zone	2.5	5.86	190	0.5	15.1
Valley of the Kings	8.9	17.3	14.5	4.9	4.1
Total – Measured and Indicated Resources
Total	13.7	13.2	104	5.8	46.0
Inferred(2) Resources
Valley of the Kings	12.7	25.5	11.6	10.4	4.7
West Zone	4.0	6.44	82	0.8	10.6
Total –Inferred(2) Resources
Total	16.7	20.9	28	11.3	15.3

(1), (2), (3) and (4) See footnotes to Table 1

Mineral Resource Modeling and Estimation

The April 2012 Mineral Resource estimates for West Zone and Valley of the Kings were completed by Snowden on behalf of Pretivm.  The Mineral Resources are classified as Measured, Indicated and Inferred Resources in accordance with the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

Classification is applied based on geological confidence, data quality and grade variability.  Areas classified as Measured Resources are within the well informed portion of West Zone where the resource is informed by 5 m by 5 m or 5 m by 10 m spaced drilling.  Areas classified as Indicated Resources are informed by 20 m by 20 m to 20 m by 40 m drilling within both West Zone and Valley of the Kings.  The remainder of the Mineral Resource is classified as Inferred Resource where there is some drilling information and the blocks lie within the mineralised interpretation.  Areas where there is no informing data and/or the lower grade material is outside of the mineralised interpretation are not classified as a part of the Mineral Resource.

The Mineral Resources are reported above a cut-off grade of 5.0 grams of gold-equivalent/tonne (5.0 g/t AuEq).  The gold-equivalent calculation used is: Au + (Ag/53).

The West Zone gold-silver deposit is hosted by a north-westerly trending band of intensely altered Lower Jurassic latitic to trachyandesitic volcanic and subordinate sedimentary rocks, as much as 400 m to 500 m thick. The stratified rocks dip moderately to steeply to the northeast and are intensely altered, particularly in the immediate area of the precious metals mineralization.  The West Zone deposit itself comprises at least 10 quartz veins and mineralized quartz stockwork ore shoots, the longest of which has a strike length of ~250 m and a maximum thickness of about ~6 m.

The Valley of the Kings gold-silver deposit is approximately 500 m south of the West Zone. The Valley of the Kings mineralized zone trends approximately west-northwest to east-southeast. Its orientation mirrors that of Electrum Ridge, a pronounced topographic feature near the southern margin of the zone, and drilling to date has extended its strike to over 450 m. The zone is up to 150 m wide and is bound to the west by the Brucejack fault but remains open at depth and to the east. Surface mapping and Pretivm’s extensive drilling defined a number of lithologic contacts which outline a broad syncline in which fragmental volcanic and clastic sedimentary rocks, along with minor flows of Upper Triassic to Lower Jurassic age appear to plunge moderately to the east.

Snowden used Pretivm’s interpretation of the lithological units at Valley of the Kings, together with a nominal 0.3 g/t Au grade cut-off to define a series of mineralised domains for estimation.  At West Zone a nominal 0.3 g/t Au grade cut-off was used to define the mineralised domains.

The input data for the West Zone estimate comprises 756 drillholes for 62,208 m including 439 underground drillholes (24,688 m), 269 historical surface drillholes (21,321 m) and 48 surface drillholes completed since 2009 (17,199 m).  The input data for the Valley of the Kings estimate comprises 156 drillholes for 59,100 m including 9 historical surface drillholes (579 m) and 147 surface drillholes completed since 2009 (58,521 m).  These figures exclude intervals with no gold values and drillholes outside of the main deposit areas.

Both West Zone and Valley of the Kings exhibit extremely skewed grade populations where the high grades and the majority of the metal are located in less than 5% of the data, with individual raw gold grades of up to around 18,000 g/t Au.  Discussions with Pretium and analysis of the data indicated the mineralisation can be split into a pervasive background mineralisation and a separate high-grade but discreet mineralisation style.  As a result of this population distribution, standard estimation techniques have been found to significantly over smooth the grades.

In order to address the highly skewed nature of the data, Snowden separated the lower grade ‘background’ population from the higher grade population and estimated them independently.  All data was composited to the nominal sample length of 1.5 m prior to analysis and estimation.  A threshold of 5 g/t Au was selected to separate the two populations based on review of the population statistics and graphs.  The silver data was treated using the same method with a threshold of 30 g/t Ag for Valley of the Kings and 300 g/t Ag for West Zone.

The lower grade population was estimated using ordinary kriging into 10 m by 10 m by 10 m parent blocks, except for the well informed portion of West Zone which used a 5 m by 5 m by 5 m parent block.  These estimates validate well against the input data.

The higher grade populations were estimated using multiple indicator kriging to control the skewness of the data.  Indicator variograms were modelled up to the 95th percentile of the data with a mathematical model used to define the top end of the grade distribution.  The threshold for the 95th percentile of the higher grade population for the Valley of the Kings is 509 g/t Au, and for the West Zone the threshold is 93 g/t Au.  The result of this estimation method is that, while no top cut is used to limit the higher grades, the higher grades are limited in their influence using a mathematical model based on the higher grade data rather than the individual extreme grades in the dataset.  The higher grade populations were estimated into small scale discretized blocks and then reblocked into parent blocks twice the size of those used for the lower grades to further limit the influence of the highest grades in the highest grade areas.

Subsequently, the proportion of the higher grade mineralisation was estimated into each block and used to combine the two estimates in the determination of the overall block grade.  For example, if a block had a probability of 5% high grade then the final block grade would combine 95% of the low grade estimate with 5% of the high grade estimate. The influence of the high-grade population above the 95th percentile is therefore greatly restricted.

For West Zone, around 5% of the data is above 5 g/t Au and the average proportion of high grades within the blocks was estimated at 5% within the Measured and Indicated portions of the estimate.  For Valley of the Kings, around 2% of the data is above 5 g/t Au and the average proportion of high grades within the blocks was estimated at 2% within the Indicated portions of the estimate.

Tonnages were estimated on a dry basis with density values estimated into the models using ordinary kriging where sufficient data was available.  Outside of these areas, the average density of 2.78 t/m3 was applied. There is little variation in density between the different rock types.

West Zone was depleted for previous underground mining prior to reporting.  No mining has occurred at Valley of the Kings to date.

Notes

The high-grade Mineral Resource estimate is based on existing data and an updated geological model.  It will be used to initiate mine planning while additional in-fill drilling is being completed in the Valley of the Kings.

The previous Mineral Resource estimate completed in November 2011 for the Brucejack Project (see news release dated November 28, 2011) was a bulk-tonnage Mineral Resource estimate with a high-grade underground sensitivity for the Valley of the Kings and West Zone using a 5 g/t gold-equivalent cut-off.

The above tables summarize the high-grade Mineral Resource estimate totals for the Brucejack Project.  The Mineral Resource estimate contained in this news release was prepared by Ivor Jones (FAusIMM(CP)) and Lynn Olssen (MAusIMM(CP)) of Snowden, both of whom are independent qualified persons, as defined by National Instrument 43-101.  Mr. Jones and Ms. Olssen have reviewed and approved the contents of this news release.

Snowden delivers a comprehensive range of technical consulting services, independent advice and technology solutions to the mining sector.  Snowden’s areas of expertise cover both open pit and underground mining operations, for the majority of mineral commodities, with projects ranging from exploration and resource evaluation to mine planning, metallurgy, and mine optimisation. Snowden was established 25 years ago in Perth, Australia, and has eight offices located in the world’s major mining regions.

Drill Program

An initial 24,000-meter drill program with six drills is now underway in the Valley of the Kings, with the objective of upgrading the Inferred resource to Indicated in support of the feasibility study now underway.  An updated high-grade resource estimate based on this new data will be prepared and announced on completion.

About Pretivm

Pretivm is creating value through gold at its advanced-staged exploration projects Brucejack and Snowfield, located in northern British Columbia. Pretivm is advancing the high-grade, underground gold opportunity at Brucejack, which hosts a significant undeveloped high-grade gold resource.

For further information, please contact:

Robert  Quartermain
President and Chief Executive Officer

Pretium Resources Inc.
570 Granville Street, Suite 1600
Vancouver, BC V6C 3P1
(604)558-1784
invest@pretivm.com
www.pretivm.com
(SEDAR filings: Pretium Resources Inc.)
Michelle Romero Corporate Relations Director

Forward Looking Statement

This Press Release contains "forward-looking information" and "forward looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward-looking information may include, but is not limited to, information with respect to timing and completion of possible offerings or secondary offerings under the Prospectus, our planned exploration and development activities, the adequacy of the Company's financial resources, the estimation of mineral resources, realization of mineral resource estimates, timing of development of the Company's Brucejack Project, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, the Company's executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as "plans", "expects", "projects", "assumes", "budget", "strategy", "scheduled", "estimates", "forecasts", "anticipates", "believes", "intends" and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information.  Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's Prospectus dated March 19, 2012 filed on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2012	PRETIUM RESOURCES INC.
	By:	/s/ Joseph J. Ovsenek
		Name:	Joseph J. Ovsenek
		Title:	Vice President, Chief Development Officer